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Exhibit 99.4

To Our Clients:

        We are sending this letter to you because we hold shares of WorldGate Communications, Inc. common stock for you. WorldGate Communications, Inc. has commenced an offering of subscription rights to purchase Units, each consisting of one share of common stock and one common stock purchase warrant, as described in the enclosed prospectus.

        We have enclosed your copy of the following documents:

          1. a letter to stockholders from the Company;

          2. the prospectus; and

          3. the beneficial owner election form.

        We urge you to read these documents carefully before instructing us to exercise your subscription rights. We will act on your behalf according to your instructions. We will not exercise your subscription rights unless you instruct us to do so.

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  Exhibit 99.4